Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
14 November 2007
Re. British Sky Broadcasting Group plc
Form 20-F for the Fiscal Year Ended 30 June 2007
Filed July 27, 2007
File No. 1-13488
Dear Mr Spirgel,
We are writing in response to your comment letter dated 31 October 2007, relating to the Annual Report of British Sky Broadcasting Group plc (the “Group”) on Form 20-F for the fiscal year ended 30 June 2007 (the “2007 Form 20-F”) and our letters dated 6 July 2007 and 19 September 2007.
In order to assist in your review process, we have set forth below the Staff’s comment and our response thereto.
Note 18 Trade and other receivables page 68
1. We note your response to prior comment 5. Please tell us in detail the factors you considered in SAB 99 and 108 under IFRS and US GAAP in concluding that the misstatement is not material to your financial statements. We also note your statement that “appropriate revisions will be made in the financial statements to be included in the 2008 Form 20-F”. Please tell us in more detail how you plan to make your revisions. It is unclear to us if you plan to restate your 2007 financial statements in your 2008 Form 20-F. If you plan to restate your 2007 financial statements, tell us why you are not amending this filing.
We note the Staff’s comment and believe it would be helpful to clarify our previous response to prior comment 5. In preparing our response to the Staff’s prior comment 5 we became aware of a grossing up in the disclosures in Note 18. Trade and other receivables. That is, within Note 18, “Gross trade receivables” and “Less: provision for impairment of receivables” were both overstated by £28 million; the impact of this item on “Net trade receivables” within Note 18 was £nil1. This item solely affected the IFRS note disclosures and had no impact on the IFRS balance sheet, income statement or cash flow statement. Likewise, this item had no impact on the US GAAP net income or shareholders’ equity reconciliations.

1 The £28 million herein represents a gain contingency that, pursuant to SFAS 5, did not qualify for recognition or disclosure.
British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD
Call 0870 240 3000 Fax 0870 240 3060 Visit Sky.com
Registered in England No. 2247735. VAT Registered No. 440 6274 67

As required by SAB 99, the Group evaluated this item both individually and in aggregate with all other misstatements, in light of quantitative and qualitative factors, and in relation to individual amounts, subtotals and totals in the financial statements. In this regard, the Group concluded that the item was both individually and in aggregate immaterial to the 2007 Form 20-F. Key to this conclusion were, inter alia, the following considerations:
(a) the item did not affect any amounts reported in the IFRS income statement, balance sheet or cash flow statement, and therefore had no impact on earnings or other trends, on the Group’s compliance with regulatory requirements, loan covenants, or management’s compensation;
(b) the item had no impact on the US GAAP reconciliations or associated disclosures;
(c) the item was unintentional and did not mask an unlawful act;
(d) in Note 18, the effect of the grossing up on net trade receivables was £nil, and the effect on gross trade receivables and the provision for impairment of receivables was an offsetting amount of £28 million in each item. These amounts, as well as the net impact of £nil, are considered quantitatively immaterial to a Group with typical total assets in excess of £3,700 million; and,
(e) the Group does not believe that the decisions made by investors would have been changed or influenced by the correction of the items.
In conclusion, the Group considers the items to be quantitatively and qualitatively immaterial to the 2007 Form 20-F, and therefore the Group does not propose to amend and refile its 2007 Form 20-F.
As the items have no impact on the income statement or the balance sheet, the Group has not included a SAB 108 rollover or iron curtain assessment. Furthermore, the Group does not consider the guidance in SAB 108 relating to immaterial restatements to be relevant (as the item identified is not considered material to either the prior period or the current period.)
The Group does, however, propose to include the following enhanced comparative footnote disclosures in Note 18 of the 2008 Form 20-F.
Note 18. Trade and other receivables

	2008	2007
	£m	£m
Gross trade receivables	xxx	276
Less: Provision for impairment of receivables	(xx)	(72)
Net trade receivables	xxx	204
During the 2007/08 fiscal year the Group identified an immaterial gain contingency of £28 million, which had in the 2007 Annual Report been included at 30 June 2007 in both “Gross trade receivables” and “Less: Provision for impairment of receivables”. In order to provide an appropriate comparative presentation, “Gross trade receivables” and “Less: Provision for impairment of trade receivables” as at 30 June 2007 have been amended to eliminate this item from both categories. The amended presentation did not impact Net trade receivables at 30 June 30 2007 nor the 2007 income or cash flow statements.

British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD
Call 0870 240 3000 Fax 0870 240 3060 Visit Sky.com
Registered in England No. 2247735. VAT Registered No. 440 6274 67

We confirm that the Group is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of British Sky Broadcasting Group plc, we thank you for your consideration of our responses. Please let us know if you have any further comments or require any further information or clarification.
Sincerely,
Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting Group plc, Grant Way, Isleworth, Middlesex TW7 5QD
Call 0870 240 3000 Fax 0870 240 3060 Visit Sky.com
Registered in England No. 2247735. VAT Registered No. 440 6274 67